Exhibit 3.1
June 16, 2006
Canadian Superior Energy Inc.
3300, 400 — 3rd Avenue S.W.
Calgary, Alberta T2P 4H2
Attention: Ross Jones, Chief Financial Officer
Re: Proposed Acquisition of Shares (“Share Acquisition”) of Canada Southern Petroleum Ltd. (“Canada Southern”) by Canadian Superior Energy Inc. or a subsidiary thereof (“Canadian Superior”)
We refer to your letter of June 13, 2006 (the “Consent Request”:) in which you requested our consent to Canadian Superior’s pursuit of the Share Acquisition, as required under the Demand Credit Agreement (the “Demand Credit Agreement”) dated July 25, 2005 between Canadian Superior, as borrower, and the Canadian Western Bank, as lender (the “Bank”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Demand Credit Agreement.
Based upon the information and confirmations set forth in the Consent Request, we wish to advise that the Bank is prepared to provide the consents and waivers you have requested in paragraphs 5, 6, 7 and 9 of the Consent Request, on and subject to the following terms and conditions:
1.	the maximum drawdown of Facility A that will be permitted to fund the cash component of the Share Acquisition will be $15,000,000 Canadian (not U.S.);

2.	the proposed bridge credit facility with West Coast Opportunity Fund LLC (“West Coast”) shall have been entered into on terms and conditions acceptable to the Bank by no later than June 21, 2006 (and shall include, without limitation, a provision that Facility A shall not be used to repay any amounts owing to West Coast), and West Coast shall have entered into a Subordination and Postponement Agreement with the Bank, on terms and conditions acceptable to the Bank, pursuant to which West Coast will subordinate its indebtedness and any security interests related thereto to the indebtedness and security interests of the Bank;

3.	upon Facility A being utilized to fund any portion of the Share Acquisition (i.e. to take up and pay for any shares of Canada Southern) the Applicable Pricing margin for all amounts drawn under Facility A shall increase by 150 basis points (i.e. from 1% to 2.5% for Level 1, 1.25% to 2.75% for Level 2, 1.5% to 3.0% for Level 3, 1.75% to 3.25% for Level 4 and 2.5% to 4.0% for Level 5, as the case may be), and following the parties execution of this letter, Canadian Superior shall promptly enter into an agreement reflecting this change to the Demand Credit Agreement in form and substance satisfactory to the Bank;
606 -4 Street S.W. Calgary, Alberta T2P 1T1 TELEPHONE (403)750-3599 FAX (403) 264-1619

4.	concurrently with Canadian Superior’s execution of this letter, Canadian Superior shall pay the Bank a fee of $350,000 Cdn., $300,000 of which shall be non- refundable with the remaining $50,000 being refundable if (but only if) no portion of Facility A is used to take up and pay for any shares of Canada Southern; and

5.	Canadian Superior shall keep the Bank advised of all material developments with respect to the Share Acquisition, and no material changes shall be made to the terms and conditions of the Share Acquisition without the Bank’s prior written consent.
For clarity, except for the consents and waivers specifically granted in this letter, nothing herein shall be construed as waiving or modifying in any way any of the terms and conditions of the Demand Credit Agreement either generally or in respect of their application to the Share Acquisition. Without in any way limiting the generality of the foregoing, it is understood and agreed that: (a) the credit facility made available to Canadian Superior pursuant to the Demand Credit Agreement remains in all respects an uncommitted, demand credit facility (as set out, in particular, in Sections 2.6 (a) and 5.2 (a) of the Demand Credit Agreement); (b) Canadian Superior shall not be permitted to incur any Debt in respect of the Share Acquisition except as authorized pursuant to paragraph 1 above or to West Coast pursuant to a bridge credit facility that has been agreed to by the Bank; (c) Canadian Superior is required to comply with the requirements of Section 8.2 (s) of the Demand Credit Agreement in respect of the new Subsidiary it has created to pursue the Share Acquisition (which requirements shall also apply to Canada Southern in the event it becomes a Subsidiary by virtue of the Share Acquisition); and (d) Canadian Superior shall promptly notify the Bank of any Default, Event of Default or Material Adverse Effect that does or may reasonably be expected to arise in connection with the Share Acquisition.
Yours truly,
CANADIAN WESTERN BANK

Per:	/s/ Doug Crook	Per:	/s/ Debra Chapin

	Doug Crook Senior Assistant Vice President & Branch Manager		Debra Chapin Assistant Vice President Energy Lending
Accepted and agreed to this 16 day of June, 2006
CANADIAN SUPERIOR ENERGY INC.

Per:	/s/ Ross A. Jones